Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:
Linde Plc (LIN)

Name of persons relying on exemption:
John Chevedden, Shareholder

Address of persons relying on exemption:
P.O. BOX 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

John Chevedden does not beneficially

own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

June 22nd, 2025

Linde plc

Please Support Proposal #6: Climate Lobbying Report

To Linde plc Shareholders:

Vote FOR proposal 6 at the Linde plc (“Linde” or “LIN” or “the Company”) shareholder meeting on May 5, 2025.

The Proposal

The proposal asks Linde to prepare an annual report on the alignment of its direct and indirect lobbying (through third parties – trade associations, coalitions, and other nonprofits that conduct public policy advocacy on their behalf) with the Company’s 2050 climate neutrality ambition.

RESOLVED: Shareholders of Linde request that the Board of Directors prepare a report, updated annually, describing whether and how Linde is aligning its lobbying activities, both direct and indirect (through trade associations, coalitions, and other organizations), with its climate neutral by 2050 goal.

Such disclosure, prepared at reasonable cost and excluding proprietary information, could include the activities and positions analyzed, the criteria used to assess alignment, and external stakeholders consulted, if any.

For the following reasons, I urge LIN shareholders to vote FOR proposal 6:

•	Linde’s goal to reduce its absolute Scope 1 and 2 GHG emissions by 35% by 2035 and to be climate neutral by 2050 is, “underpinned by strong policy support and regulatory support.”[1]
•	In its reporting, Linde describes certain activities it aspires to achieve on its road to carbon neutrality, most notably in the company’s 2023 Climate Transition Plan and 2023 Sustainable Development Report.

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1 https://assets.linde.com/-/media/global/corporate/corporate/images/sustainability/35x35/35x35.jpg

•	However, LIN’s existing disclosure of how it conducts and oversees its lobbying and influence activities on climate- and energy transition-related public policies is uneven and falls short of the proposal’s request. The Company does not sufficiently report on the direct and indirect lobbying and policy influence activities it conducts to support many of the strategic activities described in the Company’s climate transition plan as key to meeting its 2035 and 2050 commitments.
•	By responding to the proposal and disclosing how lobbying and policy influence activities are evaluated, LIN could more clearly demonstrate to investors how its policy influence activities are intended to support the company’s ability to profitably meet its net zero by 2050 goal and avoid any reputational risks that could arise from misaligned direct or indirect activities.
•	LIN’s direct lobbying expenditures reflect that it has spent between $8-9 million on U.S. federal lobbying since 2014.[2] This does not include state-level lobbying expenditures, of which disclosure is uneven or absent, or the company’s dues or payments to trade associations that go towards lobbying.
•	LIN appears to have consistently advocated for less stringent regulation related to the decarbonization of hydrogen production[3] which, without further explanation, can raise questions from investors and other stakeholders about the alignment of the company’s policy positions with its stated climate commitments.
•	In complying with the EU’s Corporate Sustainability Reporting Directive (CSRD), likely by the year 2028, Linde will be required to disclose, subject to limited assurance, whether its lobbying activities align with its publicly stated sustainability and climate-related commitments, such as its climate neutrality by 2050 ambition.
•	Linde would create long-term shareholder value and reinforce the credibility and environmental integrity of the low-carbon hydrogen market by proactively conducting a review and assessment of its direct and indirect climate policy-related lobbying activities.
•	In conducting and preparing the report requested by this proposal, Linde could consider reviewing the climate lobbying alignment report published by its peer in the industrial and chemical industry, Honeywell[4], and leading reports published by Unilever[5], Shell[6], Nestle[7], and Salesforce.
•	Linde could also consider reviewing the investor-led Global Standard on Responsible Climate Lobbying Framework[8], which describes 14 key indicators for investors to evaluate how a company is demonstrating responsible climate lobbying.

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2 https://www.opensecrets.org/orgs/linde-plc/summary?id=D000071865

3 https://lobbymap.org/company/The-Linde-Group/projectlink/The-Linde-Group-In-Climate-Change

4 https://investor.honeywell.com/static-files/1183d6dd-3d81-4ab5-b2ad-5443e2fb39fd

5 https://www.unilever.com/files/unilever-climate-policy-engagement-review-2025.pdf

6 https://www.shell.com/sustainability/advocacy-and-political-activity/_jcr_content/root/main/section/simple/promo_copy_copy_copy/links/item0.stream/1746798498441/097ec9469a351908a2d97321d3ed486f6b883c81/shell-climate-and-energy-transition-lobbying-report-2024.pdf

7 https://www.nestle.com/sites/default/files/2025-05/nestle-climate-policy-engagement-report-2023-2024.pdf

8 https://climate-lobbying.com/wp-content/uploads/2025/05/the_Global_Standard_Report_Light.pdf

To summarize, the analysis and reporting of LIN’s lobbying activities compared to its climate neutral by 2050 goal will:

1.	Provide additional information for investors to better assess whether the company’s direct and indirect policy influence activities are optimizing the use of corporate expenditures in furtherance of the company’s long-term strategy to achieve climate neutrality by 2050.
2.	Enhance long-term shareholder value by contributing to the fulfilment of the company’s climate transition plan and by mitigating the reputational risks that could arise from misaligned policy influence activities or from the inefficient use of corporate funds.
3.	Better convey the company’s climate-related policy priorities to decision makers and regulators which enhances the company’s ability to profitably meet its climate-related commitments.

In addition, the proposal does not require nor suggest that Linde needs to terminate its membership in certain trade associations, but rather that the company simply disclose its identification and assessment of the policy influence activities conducted by trade associations that LIN belongs to and explain the company’s mitigation efforts when lobbying misalignment is identified.

Shareholders are urged to vote FOR proposal 6, the proposal requesting that Linde annually conduct an evaluation and issue a report describing whether and how Linde is aligning its lobbying and policy influence activities and positions, both direct and indirect, with its 2050 climate neutrality ambition.

Sincerely,

John Chevedden

Shareholder